SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

IAC/INTERACTIVECORP

(f/k/a IAC HOLDINGS, INC.)

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

44891N 109

(CUSIP Number)

Andrew J. Nussbaum, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

June 30, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person \ BARRY DILLER

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) Not Applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,993,286

	8	Shared Voting Power 1,711; see Item 5

	9	Sole Dispositive Power 7,268,485; see Item 5

	10	Shared Dispositive Power 1,711; see Item 5

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,270,196; see Item 5

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13

Percent of Class Represented by Amount in Row (11)
8.4%

Assumes conversion of all shares of Class B Common Stock beneficially owned by Mr. Diller into shares of Common Stock on a one-for-one basis and the exercise of stock options to purchase 1,300,000 shares of Common Stock. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, Mr. Diller may be deemed to beneficially own equity securities of the Company representing approximately 42.8% of the total number of votes of all classes of common stock of the Company, based on 5,789,499 shares of Class B Common Stock and 79,342,768 shares of  Common Stock outstanding as of June 30, 2020. See Item 5.

14	Type of Reporting Person (See Instructions) IN

SECURITIES EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Statement of
BARRY DILLER

Pursuant to Section 13(d) of the Securities Exchange Act of 1934 in respect of

IAC/INTERACTIVECORP

(f/k/a IAC HOLDINGS, INC.)

This Report on Schedule 13D is being filed by Barry Diller following the closing on June 30, 2020 of the transactions contemplated by that certain Transaction Agreement (the “Transaction Agreement”), dated as of December 19, 2019 and amended as of April 28, 2020 and June 22, 2020, by and among (i) the Delaware corporation formerly known as IAC Holdings, Inc. and now known as IAC/InterActiveCorp (“IAC” or the “Company”), (ii) the Delaware corporation formerly known as IAC/InterActiveCorp (“Old IAC”) and now known as Match Group, Inc. (“New Match”), (iii) Match Group Holdings II, LLC (formerly known as Valentine Merger Sub LLC), a Delaware limited liability company (“Match Merger Sub”), and (iv) the Delaware corporation formerly known as Match Group, Inc. that was merged into Match Merger Sub in connection with the transactions contemplated by the Transaction Agreement (“Old Match”).

Item 1. Security and Issuer.

This Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of IAC, whose principal executive offices are located at 555 West 18th Street, New York, NY 10011.

Item 2. Identity and Background.

This Schedule 13D is being filed by Barry Diller, the Chairman and Senior Executive of IAC and the Chairman and Senior Executive of Expedia Group, Inc.  Mr. Diller’s business address is c/o IAC/InterActiveCorp at 555 West 18th Street, New York, New York 10011.

Mr. Diller is a United States citizen. During the last five years, Mr. Diller has not been: (i) convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On June 30, 2020, pursuant to the Transaction Agreement, the parties to the Transaction Agreement completed the separation of the businesses of Old Match from the remaining businesses of

Old IAC (the “Separation”) through a series of transactions that resulted in the pre-transaction stockholders of Old IAC owning shares in two, separate public companies—(1) New Match, which retained the businesses of Old Match and certain Old IAC financing subsidiaries, and (2) IAC, which was renamed “IAC/InterActiveCorp” and which retained IAC’s other businesses—and the pre-transaction stockholders of Old Match (other than Old IAC) owning shares in New Match.

In connection with the Separation, Old IAC, through a series of transactions, effected the distribution to Mr. Diller and related entities of 144,485 shares of Common Stock and 5,789,499 shares of Class B common stock, par value $0.001 per share, of IAC (“Class B Common Stock”) in respect of 144,485 shares of common stock of Old IAC and 5,789,499 shares of Class B common stock of Old IAC that Mr. Diller and such related entities held immediately before Old IAC effected the Separation transactions, and such shares of Old IAC ceased to be outstanding.  In addition, (i) each option to purchase shares of Old IAC Common Stock (“Old IAC Common Stock Option”) that Mr. Diller held immediately before Old IAC effected the Separation transactions, was converted, in part, into an option to purchase an equal number of shares of Common Stock with a spread value based on the spread value applicable to such Old IAC Common Stock Option, subject to certain adjustments, and (ii) each performance-based restricted stock unit in respect of Old IAC Common Stock (an “Old IAC RSU”) that Mr. Diller held immediately before Old IAC effected the Separation transactions was converted into a performance-based restricted stock unit in respect of Common Stock, with the number of shares underlying such award and the performance criteria adjusted to reflect the impact of the Separation transactions, and in each case otherwise subject to the same terms and conditions as the terms and conditions applicable to such Old IAC Stock Option or Old IAC RSU immediately before the Separation. Prior to the Separation, Mr. Diller held (i) 1,300,000 vested Old IAC Common Stock Options that were so converted into 1,300,000 options to purchase Common Stock and (ii) 23,703 Old IAC RSUs that were so converted into 77,573 performance-based restricted stock units in respect of Common Stock (the “Converted RSUs”).  Upon the subsequent vesting of the Converted RSUs on July 7, 2020, Mr. Diller acquired 36,212 shares of Common Stock in settlement (net of 41,361 shares withheld for tax withholding).

Item 4. Purpose of Transaction.

Mr. Diller acquired beneficial ownership of the securities described in this Report on Schedule 13D on the effective date of the Separation.

Depending on market conditions and other factors, Mr. Diller may from time to time (i) purchase additional shares of Common Stock in the open market or in private transactions or (ii) sell or otherwise dispose of all or some of the shares of Common Stock described herein by public or private sale, gift, pledge or otherwise.

Subject to the foregoing Mr. Diller does not have any current plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D, except that Mr. Diller may dispose of shares of Common Stock to satisfy the exercise price and tax withholding obligations in connection with the exercise of employee stock options.

The information contained in Items 3, 5 and 6 of this Report on Schedule 13D is hereby incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

(a)  As of the date of this report, Mr. Diller beneficially owns: (i) 42,275 shares of Common Stock and 1,651,011 shares of Common Stock underlying Class B Common Stock, held directly,

(ii) 136,711 shares of Common Stock and 3,692,435 shares of Common Stock underlying Class B Common Stock, held by trusts for the benefit of certain members of Mr. Diller’s family (the “Descendants Trusts”), over which Mr. Diller has sole investment power and Diane von Furstenberg, Mr. Diller’s spouse, has sole voting power, (iii) 1,300,000 shares of Common Stock underlying stock options, over which Mr. Diller has sole investment and voting power, (v) 446,053 shares of Common Stock underlying Class B Common Stock held by a trust for the benefit of certain of Mr. Diller’s family members (the “TALT Trust”), over which Mr. Diller’s stepson, Alexander von Furstenberg, has sole voting and investment power, and over which Mr. Diller may be deemed to have the right to acquire investment power within 60 days as a result of his ability to designate a replacement for Mr. von Furstenberg as investment advisor, and (v) 1,711 shares of Common Stock held by a family foundation, as to which Mr. Diller has shared voting and investment power and as to which Mr. Diller disclaims beneficial ownership.

Assuming the conversion of all of the shares of Class B Common Stock beneficially owned by Mr. Diller into Common Stock and the exercise of stock options to purchase 1,300,000 shares of Common Stock (even if out-of-the-money), Mr. Diller would beneficially own approximately 8.4% of the outstanding Common Stock (calculated in accordance with Rule 13d-3).  Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, Mr. Diller may be deemed to beneficially own equity securities of the Company (including shares underlying vested stock options or stock options vesting within 60 days, even if out-of-the-money) representing approximately 42.8% of the total number of votes of all classes of common stock of the Company; provided, however, that as described herein, Mr. Diller has sole voting and investment power over all shares of IAC capital stock held directly (which represents approximately 12.9% of the total number of votes of all classes of common stock of the Company), Ms. von Furstenberg has sole voting power over all shares of IAC capital stock held in the Descendants Trusts (which represents approximately 26.7% of the total number of votes of all classes of common stock of the Company) and Mr. von Furstenberg has sole voting and investment power over shares of Class B Common Stock held by the TALT Trust (which represents approximately 3.2% of the total number of votes of all classes of common stock of the Company).  Mr. Diller disclaims any voting and/or investment power that may be attributable to him solely through his spousal relationship with Ms. von Furstenberg. All percentage ownership information in this paragraph is based on 5,789,499 shares of Class B Common Stock and 79,342,768 shares of Common Stock outstanding as of June 30, 2020.

(b) The information contained in Item 5(a) of this Report on Schedule 13D is hereby incorporated by reference herein.

(c) Except as described herein, Mr. Diller has not effected any transactions in the shares of Common Stock during the past 60 days.

(d) Except as described herein, no person other than Mr. Diller has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by Mr. Diller.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Governance Agreement

In connection with the Separation, Old IAC assigned to IAC that certain Amended and Restated Governance Agreement, dated as of August 9, 2005, among Old IAC, Liberty Media Corporation and Mr. Diller (the “Original Governance Agreement”), as such agreement was subsequently amended and supplemented by that certain Letter Agreement, dated as of December 1, 2010, by and among Old IAC, Liberty Media Corporation, Liberty USA Holdings, LLC and Barry Diller (the “Termination Letter”) which terminated the Original Governance Agreement as to Liberty Media, and that certain Letter Agreement, dated as of December 1, 2010 (the “IAC-Diller Agreement”), by and between Old IAC and Mr. Diller (the “Governance Agreement”).

Among other things, the Governance Agreement provides that, for so long as Mr. Diller serves as IAC’s Chairman and Senior Executive and continues own a specified number of Company common shares, he has the right to consent to limited matters in the event that IAC’s ratio of total debt to EBITDA (as defined in the Governance Agreement) equals or exceeds four to one over a continuous twelve-month period.  The Governance Agreement grants Mr. Diller customary registration rights with respect to the Common Stock and customary “piggyback” rights to participate in registered offerings of Common Stock. The Governance Agreement terminates at such time as Mr. Diller is no longer serving as Chairman and Senior Executive of the Company.

The above summary is not complete and is qualified in its entirety by reference to the full text of the Original Governance Agreement, the Termination Letter and the IAC-Diller Agreement, which are attached hereto as Exhibit 10.1, 10.2 and 10.3, respectively, and incorporated herein by reference.

Item 7. `Material to Be Filed as Exhibits.

Exhibit No.	Description
1.

Amended and Restated Governance Agreement, dated as of August 9, 2005, among IAC (as assignee of Old IAC), Liberty Media Corporation and Barry Diller (filed as Exhibit 10.1 to Old IAC’s Quarterly Report on Form 10-Q, for the fiscal quarter ended September 30, 2005, and incorporated herein by reference).

2.

Letter Agreement, dated as of December 1, 2010, by and among IAC (as assignee of Old IAC), Liberty Media Corporation, Liberty USA Holdings, LLC and Barry Diller (filed as Exhibit 10.1 to Old IAC’s Current Report on Form 8-K, filed on December 6, 2010, and incorporated herein by reference).

3.

Letter Agreement, dated as of December 1, 2010, by and between IAC (as assignee of Old IAC) and Barry Diller (filed as Exhibit 10.2 to Old IAC’s Current Report on Form 8-K, filed on December 6, 2010, and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 8, 2020

/s/ Barry Diller
Barry Diller